MDJM LTD and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2021	2020
	(Unaudited)
Assets
Current Assets
Cash, cash equivalents, and restricted cash	$5,532,516	$6,110,693
Accounts receivable, net of allowance for doubtful accounts of $53,129 and $15,477, respectively	3,670,277	4,062,343
Prepaid expenses	45,852	23,346
Other receivables	125,203	92,168
Total Current Assets	9,373,848	10,288,550

Property and equipment, net	57,708	65,703
Other Assets
Deferred tax assets	30,529	24,890
Operating lease assets, net	272,694	319,828
Other receivable - long term	55,310	53,794
Total Other Assets	358,533	398,512
Total Assets	$9,790,089	$10,752,765
Liabilities and Equity
Current Liabilities:
Accounts payable and accrued liabilities	$396,512	$1,147,530
VAT and other taxes payable	166,415	207,352
Deferred income	19,014	18,780
Operating lease liabilities, current	156,676	102,056
Total Current Liabilities	738,617	1,475,718

Long-term operating lease liabilities	116,018	161,559
Total Liabilities	854,635	1,637,277
Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,675,216 and 11,675,216 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	11,675	11,675
Additional paid in capital	6,845,394	6,845,394
Statutory reserve	327,140	327,140
Retained earnings	1,911,661	2,142,657
Accumulated other comprehensive loss	2,063	(37,558)
Total MDJM Ltd stockholders’ equity	9,097,933	9,289,308
Noncontrolling interest	(162,479)	(173,820)
Total Liabilities and Equity	$9,790,089	$10,752,765

The accompanying notes are an integral part of these condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Six Months Ended June 30,

	2021	2020

Revenue	$2,712,679	$2,709,568

Operating Expenses:
Selling expenses	27,410	27,617
Payroll, payroll taxes and others	2,281,869	2,029,745
Professional fees	334,686	309,513
Operating leases expenses	59,658	56,070
Depreciation and amortization	12,147	10,543
Allowance for doubtful accounts, net	37,398	27,810
Other general and administrative	242,352	168,304
Total Operating Expenses	2,995,520	2,629,602

Income (loss) from Operations	(282,841)	79,966

Other income (Expense):
(Loss) gain on foreign currency transactions	(6,229)	7,634
Interest income	11,236	42,998
Other income	41,392	4,934
Total other income	46,399	55,566

Income (loss) before income tax	(236,442)	135,532
Income tax benefit (income tax)	5,321	(10,429)
Net income (loss)	(231,121)	125,103
Net loss attributable to noncontrolling interest	(125)	(6,899)
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$(230,996)	$132,002

Net income (loss) per ordinary share attributable to MDJM Ltd ordinary shareholders - basic	$(0.02)	$0.01
Net income (loss) per ordinary share attributable to MDJM Ltd ordinary shareholders - diluted	$(0.02)	$0.01
Weighted-average shares outstanding:
Basic	11,675,216	11,640,820
Diluted	11,675,216	11,640,820
Comprehensive income (loss):
Net Income (loss)	$(231,121)	$125,103
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	51,087	(54,091)
Total other comprehensive income (loss)	(180,034)	71,012
Comprehensive income (loss) attributable to non-controlling interest	11,466	(1,836)
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$(191,500)	$72,848

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2021 and 2020

	Ordinary Shares
						Accumulated
						Other
	Number of	Amount of	Additional Paid in		Retained	Comprehensive	Noncontrolling
For the Six Months Ended June 30, 2021	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	Earnings	Income (Loss)	Interest	Total Equity

Balance - December 31, 2020	11,675,216	$11,675	$6,845,394	$327,140	$2,142,657	$(37,558)	$(173,820)	$9,115,488
Comprehensive income (loss):								—
Net loss					(230,996)		(125)	(231,121)
Other comprehensive income (loss), net of tax:								—
Change in foreign currency translation adjustment						39,621	11,466	51,087
Balance - June 30, 2021	11,675,216	$11,675	$6,845,394	$327,140	$1,911,661	$2,063	$(162,479)	$8,935,454

						Accumulated
						Other
	Number of	Amount of	Additional Paid in		Retained	Comprehensive	Noncontrolling
For the Six Months Ended June 30, 2020	Ordinary Shares	Ordinary Shares	Capital	Statutory Reserve	Earnings	Income (Loss)	Interest	Total Equity
Balance - December 31, 2019	11,640,820	$11,641	$6,734,681	$262,954	$1,948,804	$(280,345)	$(178,806)	$8,498,929
Comprehensive income (loss):
Net income (loss)	—	—	—	—	132,002	—	(6,899)	125,103
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	—	—	—	—	—	(52,255)	(1,836)	(54,091)
Balance - June 30, 2020	11,640,820	$11,641	$6,734,681	$262,954	$2,080,806	$(332,600)	$(187,541)	$8,569,941

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30,

	2021	2020

Cash Flows from Operating Activities:
Net (loss) income	$(231,121)	$125,103
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	12,147	10,543
Changes in allowance for doubtful accounts	37,398	27,810
(Loss) gain on foreign currency transactions	6,229	(7,634)
Non cash operating lease expense	51,022	44,945
Non cash interest income	(1,885)	—
Changes in deferred tax assets	(5,321)	3,632
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivables	404,396	(1,017,278)
(Increase) decrease in other receivables	(38,533)	26,021
(Increase) decrease in prepaid expense	(22,204)	31,193
(Decrease) increase in accounts payable and accrued expenses	(764,222)	470,507
(Decrease) increase in VAT and other tax payable	(43,221)	16,488
Increase in operating lease liabilities	5,795	7,306
Increase in deferred income	—	1,886
Net Cash Used in Operating Activities	(589,520)	(259,478)

Cash Flows from Investing Activities:
Purchase of office equipment and software	(3,351)	(1,722)
Loan repayment received	7,730	—
Net Cash Provided by (Used in) Investing Activities	4,379	(1,722)

Cash Flows from Financing Activities:
Net Cash Provided by Financing Activities	—	—
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	6,964	(14,687)

Net decrease in cash, cash equivalents and restricted cash	(578,177)	(275,887)
Cash, cash equivalents, and restricted cash - beginning of the period	6,110,693	6,552,677
Cash, cash equivalents, and restricted cash - end of the period	$5,532,516	$6,276,790

Cash and cash equivalents	$4,923,114	$4,981,392
Restricted foreign currency	609,402	1,295,398
Total cash, cash equivalents, and restricted cash	$5,532,516	$6,276,790

Supplemental Disclosure Cash Flow Information:
Cash paid for:
Interest	$—	$—
Income taxes	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MDJM LTD AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MDJM LTD (the “Company” or “MDJM”) was incorporated on January 26, 2018, under the laws of the Cayman Islands as an exempted company under the name of MDJLEAD LTD. Effective on May 7, 2018, the Company changed its corporate name to MDJM LTD. The Company, through its subsidiaries and consolidated variable interest entity (“VIE”), is principally engaged in providing end-to-end services in the life cycle of a residential real estate project, including primary real estate agency services, real estate consulting services, and training and evaluation with respect to primary agency sales services in the People’s Republic of China (the “PRC”). The Company or MDJM, and its subsidiaries and consolidated VIE are also collectively referred to as the “Group,” or where appropriate, the terms the “Group,” “we,” “our,” or “us” also referred to MDJM or the Company and its subsidiaries and the consolidated VIE as a whole. The Company’s subsidiaries and consolidated VIE are also referred to as “Subsidiaries.”

MDJCC Limited (“MDJM Hong Kong”) was incorporated on February 9, 2018, under the laws of Hong Kong. MDJM owns 100% of the equity interests of MDJM Hong Kong.

MD Local Global Limited (“MDJM UK”) was incorporated in the United Kingdom (the “UK”) under the Companies Act 2006 as a private company on October 28, 2020, and it is registered in England and Wales. MDJM owns 100% of the equity interests of MDJM UK. During the six months ended June 30, 2021, MDJM UK received an initial funding of $3,100,000 from MDJM. MDJM UK has not commenced its business in the UK yet.

Beijing Mingda Jiahe Technology Development Co. Ltd. (“Mingda Beijing”), is a limited liability company organized on March 9, 2018, under the laws of the PRC, a wholly-foreign owned entity (“WFOE”) and 100% owned by MDJM Hong Kong.

Tianjin Mingda Jiahe Real Estate Co. Ltd. (“Mingda Tianjin” or “VIE”), is a limited liability company organized on September 25, 2002 under the laws of the PRC. On February 2, 2021, Mingda Tianjin changed its name to “Mingda Jiahe (Tianjin) Co. Ltd.”

The following table lists the wholly-owned subsidiaries and the consolidated VIE of the Company:

	Date of	Place of	Percentage of
Name of the Company	Incorporation	Incorporation	Ownership
MDJM Hong Kong	February 9, 2018	Hong Kong	100%
MDJM UK	October 28, 2020	England and Wales	100%
Mingda Beijing (WFOE)	March 9, 2018	PRC	100%
Mingda Tianjin (VIE)	September 25, 2002	PRC	VIE

VIE Arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide services in certain industrials. To comply with these regulations, on April 28, 2018, Mingda Beijing entered into a series of contractual arrangements with Mingda Tianjin. The agreements provide Mingda Beiing effective control over and the ability to receive substantially all of the economic benefits of Mingda Tianjin.

Agreements that Transfer Economic Benefits of Mingda Tianjin

On April 28, 2018, Mingda Beijing entered into an “Exclusive Business Cooperation Agreement” (the “Business Agreement”) with Mingda Tianjin. Pursuant to the Business Agreement, Mingda Beijing will provide a series of consulting and technical support services to Mingda Tianjin and is entitled to receive 100% of Mingda Tianjin’s net income after deduction of required PRC statutory reserve as a service fee. The service fee is paid annually or at any such time agreed by Mingda Beijing and Mingda Tianjin. The term of this Business Agreement is valid for 10 years upon execution of the agreement and may be extended or terminated prior to the expiration date at will by Mingda Beijing. Unless expressly provided by the Business Agreement, without prior written consent of Mingda Beijing, Mingda Tianjin may not engage any third party to provide the services offered by Mingda Beijing under the agreement.

Agreements that Provide Effective Control over Mingda Tianjin

On April 28, 2018, each of the shareholders of the Minda Tianjin entered into an “Exclusive Call Option Agreement” (the “Option Agreements”) with Mingda Beijing. Pursuant to the Option Agreements, each of the shareholders of Mingda Tianjin granted an irrevocable and unconditional option to Mingda Beijing or its designees to acquire all or part of such shareholder’s equity interests in Mingda Tianjin at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Mingda Tianjin will be equal to the registered capital of Mingda Tianjin, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The Option Agreements are valid for 10 years upon execution of the agreements and may be extended prior to the expiration date at will by Mingda Beijing.

On April 28, 2018, each of the shareholders of Mingda Tianjin also entered into an “Equity Pledge Agreement” (the “Pledge Agreements”) with Mingda Beijing. Pursuant to the Pledge Agreements, these shareholders pledged their respective equity interests in Mingda Tianjin to guarantee the performance of the obligations of the VIE. Mingda Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the Pledge Agreements, each of the shareholders of Mingda Tianjin cannot transfer, sell, pledge, dispose of, or otherwise create any new encumbrance on their respective equity interests in Mingda Tianjin without the prior written consent of Mingda Beijing. The equity pledge right will expire when the exclusive business cooperation between Mingda Beijing and Mingda Tianjin is terminated and all service fees are paid. The equity pledges of Mingda Tianjin have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

Risks in Relation to the VIE Structure

The Company believes that Mingda Beijing’s contractual arrangements with the VIE are in compliance with the PRC law and are legally enforceable. Uncertainties in the PRC legal system, however, could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of the VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act inconsistently with the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIE also depends on the power of attorney Mingda Beijing has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, Mingda Beijing, or the VIE.

The Company, through its subsidiaries and the contractual arrangements, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE. Accordingly, the Company is the primary beneficiary of the VIE and has consolidated the financial results of the VIE.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments consisting of normal recurring accruals and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. These unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 16, 2021.

The condensed consolidated balance sheet as of December 31, 2020 included herein has been derived from the audited consolidated financial statements as of December 31, 2020 but does not include all disclosures required by the U.S. GAAP.

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries and branch offices of the VIE. All significant inter-company accounts and transactions have been eliminated on consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (i) has power to direct the activities that most significantly affects the economic performance of the VIE, and (ii) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Mingda Tianjin has the following branch offices and/or subsidiaries, which have been included in the accompanying consolidated financial statements:

			Percentage
	Date of	Place of	of
Name of Mingda Tianjin’s Subsidiaries and Branch offices	Incorporation	Incorporation	Ownership
Tianjin Mingda Jiahe Real Estate Co., Ltd. Yangzhou Branch	October 18, 2017	Yangzhou, China	N/A
Tianjin Mingdajiahe Real Estate Co., Ltd. Suzhou Branch	October 13, 2017	Suzhou, China	N/A
Tianjin Mingdajiahe Real Estate Co., Ltd. Chengdu Branch	June 24, 2019	Chengdu, China	N/A
Xi She (Tianjin) Business Management Co., Ltd.	October 20, 2017	Tianjin, China	100%
Xi She (Tianjin) Culture and Media Co., Ltd.	July 25, 2018	Tianjin, China	100%
Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd.	March 9, 2018	Tianjin, China	51%

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, allowance for doubtful accounts, assumptions related to the consolidation of entities in which the Group holds variable interests, and valuation allowance on deferred tax.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date;

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data; and

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, other receivables, prepaid expenses, prepaid income tax, deferred tax assets, accounts payable and accrued liabilities, income tax payable, and other taxes payable approximate their fair value based on the short-term maturity of these instruments.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.

The Group maintains cash and cash equivalents with various commercial banks within the PRC. The Company has not experienced any losses in the bank accounts and believes it is not exposed to any risks on its cash held in PRC banks.

Cash in PRC denominated in RMB may not be freely transferable to out of the PRC because of exchange control regulations or other reasons. Such restricted cash amounted $609,402 and $1,134,166 as of June 30, 2021 and December 31, 2020, respectively.

Property and Equipment, Net

Property and equipment are carried at cost, less accumulated depreciation. Costs include any incremental costs that are directly attributable to the construction or acquisition of the item of property and equipment. Maintenance and repairs are expensed as incurred, while major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Depreciation is computed using the straight-line method over the estimated useful lives.

When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in the results of operations.

Office Equipment and Fixtures	3 or 5 years
Computers	3 years
Software	2 or 10 years
Vehicles	4 years

Revenue Recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) effective January 1, 2018 by using the modified retrospective transition method. The adoption had no material impact on the Group’s consolidated financial statements and there was no adjustment to the beginning retained earnings on January 1, 2018.

The Group determines revenue recognition through the following five steps: (1), identification of the contract, or contracts, with a customer, (2), identification of the performance obligations in the contract, (3), determination of the transaction price, (4), allocation of the transaction price to the performance obligations in the contract; and (5), recognition of revenue when, or as, we satisfy a performance obligation.

The Group’s service contracts typically include the terms of parties, services to be provided, service covered period, details of service fee calculation, and terms or conditions when services are to be paid. The performance obligation of the Group is clearly defined as to sale of real properties specified in the contracts. The performance obligation is satisfied when at the point of closing of the sales contract with each property buyer is completed and, when the developer received the proceeds from the sales (cash and/or bank loans). The commission fee is determined based on the total value of property sold multiplied by the commission rate agreed upon in the contracts. The commission rates vary among developers. The payment terms also vary with certain developers dividing the contracts into several phases and making payment when a phase has been completed. These variable considerations will not change the calculation of commission fee. The transaction price is determined based on the commission rate and properties sold.

The Group’s major revenue is commission fees from selling real estate properties. Commission revenue from property brokerage is recognized when: (i) the Group has completed its performance obligation to sell properties per contract, (ii) the property developer and the buyer completed a property sales transaction and the developer received full or partial amount of proceeds from the buyer or full payment from the banker if mortgaged, and (iii) the property developer granted confirmation to the Group to issue an invoice per contract. The Group recognizes revenue net of value added taxes (“VAT”).

The Group did not handle any monetary transactions nor act as an escrow intermediary between the developers and the buyers.

Certain sales contracts allow developers to withhold certain percentage of total commission for a certain period as a risk fund to cover potential damages caused by sales activities of the Group. In these circumstances, the Group will not determine that its performance obligations have been fulfilled until the withholding period has passed. Since the amount being withheld is the risk of loss from the sales transaction, the Group records the amount withheld by developers as deferred income and will recognize the income when the withholding period has passed, and the amount withheld is confirmed by the developers.

Additionally, the Group provides consulting services to its clients, such as training, design and marketing. Revenue recognized from consulting is net of VAT. Revenue from consulting services was $35,428 and $48,957 for the six months ended June 30, 2021 and 2020, respectively.

Segment Information

The Group uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. All of the Group’s operations are considered by the chief operating decision maker to be aggregated in one reportable operating segment. Currently, all of the Group’s customers are in the PRC and major income is derived from commission-based service, which represented 98.7% and 98.2% of total revenue for the six months ended June 30, 2021 and 2020, respectively, and minimal consulting and other services which represented 1.3% and 1.8% of total revenue for the six months ended June 30, 2021 and 2020, respectively.

Through Mingda Tianjin and its three branch offices in Chengdu, Suzhou, and Yangzhou, the Group owns and operates a primary real estate agency service business in the following local markets, Tianjin, Chengdu, Suzhou, and Yangzhou, which represented 62%, 38%, 0%, and 0% of total agency revenue for the six months ended June 30, 2021, respectively, and 59%, 35%, 4%, and 2% of total agency revenue for the six months ended June 30, 2020, respectively.

Leases

ASC 842 requires the Group to determine whether a contract is a lease or contains a lease at the inception of the contract, considering all relevant facts and circumstances. A contract is a lease or contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration.

A lease is classified as a finance lease when the lease meets any of the following criteria: (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (ii) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (iii) the lease term is for the major part of the remaining economic life of the underlying asset, (iv) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all (90% or more) of the fair value of the underlying asset, or (v) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. A lease not classified as a finance lease is classified as an operating lease.

A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise its option to extend the lease or not exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

The Group elected not to recognize on the balance sheet leases with terms of 12 months or less. The Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew.

Business Tax and Value Added Tax (“VAT”)

The PRC government implemented a VAT reform pilot program, which replaced the business tax with VAT. Since May 2016, the changes from business tax to VAT have been expanded to all other service sectors which used to be subject to business tax. The VAT rate applicable to subsidiaries and consolidated VIE of the Company is 6%. The Company accrues VAT payable when revenue is recognized.

Marketing and Advertising Expenses

Marketing and advertising expenses consist primarily of marketing planning fees and advertisements expenses used for targeted property sales. The Group expenses all marketing and advertising costs as incurred and records these costs within “Selling expenses” on the consolidated statements of operations when incurred. The Group incurred marketing and advertising expenses of $0 and $498 for the six months ended June 30, 2021 and 2020, respectively.

Income Taxes

The Company is governed by the income tax laws of the PRC.

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group only recognizes tax liabilities related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the Group recognizes the largest amount of tax liabilities that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. There were no such tax liabilities recognized in the accompanying consolidated financial statements. The Group records interest and penalties as a component of income tax expense. There were no such interest and penalties for the six months ended June 30, 2021 and 2020.

Non-Controlling Interest

Noncontrolling interest is classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of the Company from the interest of the noncontrolling interest holder. Xishe Xianglin (Tianjin) Business Operation & Management Co., Ltd. was 49% owned by an unrelated third party as of June 30, 2021 and December 31, 2020.

Per Share Amounts

The Company computes per share amounts in accordance with ASC Topic 260 “Earnings per Share” (EPS), which requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the net income (loss) available to holders of ordinary shares by the weighted-average number of ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the Company, if any. This is computed by dividing net earnings by the combination of dilutive ordinary share equivalents.

The Group had a total of 126,082 underwriter’s warrants outstanding as of June 30, 2021. The underwriter’s warrants are exercisable at a price of $6.25. As of June 30, 2021, the Group’s share price was $6.63 (closing price). These warrants are potential diluted shares. During the six months ended June 30, 2021, the Company incurred a net loss. All potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

	June 30,	June 30,
	2021	2020
Numerator for earnings per share:
Net income (loss) attributable to the Company’s ordinary shareholders	$(230,996)	$132,002
Denominator for basic and diluted earnings per share:
Weighted average ordinary shares - basic	11,675,216	11,640,820
Weighted average ordinary shares - diluted	11,675,216	11,640,820
Per share amount
Per share - basic	(0.02)	0.01
Per share - diluted	$(0.02)	$0.01

Comprehensive Income

The Company follows ASC 220-10, “Reporting Comprehensive Income,” which requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

Foreign Currency Translation

The Company follows ASC 220-10, “Reporting Comprehensive Income,” which requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders.

	June 30,	June 30,	December 31,
US Dollar Exchange Rate	2021	2020	2020

At end of the period - RMB	6.4576	7.0744	6.5378
Average rate for the period ended - RMB	6.4682	7.0335	6.9003

The financial records of certain of the Company’s subsidiaries and VIE are maintained in local currencies other than the U.S. dollar, such as RMB, which are their functional currencies. Transactions denominated in currencies other than the functional currency are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss). There was a $(6,229) and $7,634 transaction (loss) gain recorded for the six months ended June 30, 2021 and 2020, respectively.

Concentration Risk

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. All of the Company’s cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $77,400 (RMB500,000 at June 30, 2021 exchange rate) for each depositor. The Company’s total unprotected cash in bank amounted to approximately $2,169,531 and $5,821,000, as of June 30, 2021 and December 31, 2020, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

MDJM UK has bank accounts in the UK. Customer deposits held by banks, building societies, and credit unions in the UK (including in Northern Ireland) establishments that are authorized by the Prudential Regulation Authority (PRA) are protected by the Financial Services Compensation Scheme (FSCS) up to £85,000, which is approximately $117,700 (translated at June 30, 2021 exchange rate). The Company’s total unprotected cash in bank amounted to approximately $2,982,000 and $0, as of June 30, 2021 and December 31, 2020, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Deconsolidation

In accordance with ASC 810-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest; (b) a contractual agreement granting control of the subsidiary expires; (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest; or (d) the subsidiary becomes subject to the control of a government, court, administrator or regulator.

The parent should recognize a gain or loss measured as the difference between: (a) the aggregate of: (i) the fair value of any consideration received, (ii) the fair value of any retained non-controlling interest, and (iii) the carrying amount of any non-controlling interest at the date the subsidiary is deconsolidated; and (b) the carrying amount of the subsidiary’s assets and liabilities.

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest and the amounts previously recognized in accumulated other comprehensive income (loss), i.e. the foreign currency translation adjustment.

Recently Adopted Accounting Pronouncements

On February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. The Group adopted this new accounting standard effective January 1, 2019. The adoption of this authoritative guidance resulted in the recognition of operating lease assets and operating lease liabilities. The adoption of this authoritative guidance had no impact on the Group’s consolidated operating results, beginning retained earnings, and cash flows since the lease commenced on January 1, 2019.

In February 2018, the FASB issued ASU 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220). This update provides companies with the option to reclassify stranded tax effects caused by the 2017 Tax Cuts and Jobs Act, or the 2017 Tax Act, from accumulated other comprehensive income to retained earnings. This standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The adoption of this standard had no material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of ASU 2018-13 is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this ASU. The adoption of this standard had no material impact on the Group's consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update 2019-12-Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU summarizes the FASB’s recently issued Accounting Standards Update (ASU) No. 2019-12, simplifying the Accounting for Income Taxes. The ASU enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The adoption of this ASU had no material impact on the Group’s consolidated financial statements.

Recently Issued Accounting Pronouncements

The Group considers the applicability and impact of all ASUs. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Group’s consolidated financial position and/or results of operations.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting company. For all other entities, the requirements are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-13 has been amended by ASU 2019-04, ASU 2019-05, and ASU 2019-11. For entities that have not yet adopted ASU No. 2016-13, the effective dates and transition methodology for ASU 2019-04, ASU 2019-05, and ASU 2019-11 are the same as the effective dates and transition methodology in ASU 2016-13. The Group did not adopt this standard yet due to the status of smaller reporting company. The Group plans to adopt this standard for the year beginning January 1, 2023. We do not expect the adoption of this standard will have material impact on the Group's consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows, or disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable are primarily agent service fee receivable due from the customers - real estate developers and are recognized and carried at the amount billed to a customer, net of allowance for expected loss from doubtful accounts.

At June 30, 2021 and December 31, 2020, accounts receivable and allowance for doubtful accounts consisted of the following:

	June 30,	December 31,
	2021	2020
Accounts receivable	$3,723,406	$4,077,820
Allowance for doubtful accounts	(53,129)	(15,477)
Accounts receivable, net	$3,670,277	$4,062,343

The Group maintains an allowance for doubtful accounts which required significant judgments by management. The Company establishes a provision for doubtful accounts receivable when there is objective evidence that the Company may not be able to collect the receivables when due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on customers’ credit, business, financial status, payment history and ongoing relationship, management makes conclusions on whether any balances outstanding at the end of each reporting period will be deemed uncollectible on an individual basis and on an aging trend analysis basis. Accounts receivable balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

As of June 30, 2021, the Group reserved $53,129 of allowance for doubtful accounts, which consisted of a 100% reserve from one customer due to collectability, and a 5% reserve from six customers with receivable age between 180 days and 365 days.

As of December 31, 2020, the Group reserved $15,477 of allowance for doubtful accounts, which was 20% of the accounts receivable with age more than one year from two customers due to the collectability issues.

Major Customers

For the six months ended June 30, 2021, the Group had three major customers (projects). Revenue from each of these customers was over 9% of the Group’s total revenue. Revenue from these top three customers represented approximately 69% of the Group’s total revenue, with 38%, 22%, and 9%, respectively, from Taida Shang Qing Cheng, Ge Diao Ping Yuan, and Ge Diao Liu Yuan. The accounts receivable from these three customers (projects) were $1,962,703, $481,591, and $220,227, respectively, as of June 30, 2021.

For the six months ended June 30, 2020, the Group had three major customers (projects). Revenue from each of these customers was over 10% of the Group’s total revenue. Revenue from these top three customers (projects) represented approximately 64% of the Group’s total revenue, with 34%, 19%, and 11%, respectively, from Taida Shangqingcheng, Wanke Xilu, and Gediao Pingyuan. The accounts receivable from these three customers (projects) were $1,202,622, $591,815, and $272,813, respectively, as of June 30, 2020.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	June 30,	December 31,
	2021	2020

Office Equipment and Fixtures	$94,569	$90,094
Software	8,227	18,374
Auto	47,588	47,004
Total Assets	150,384	155,472
Less accumulated depreciation	(92,676)	(89,769)
Net Assets	$57,708	$65,703

For the six months ended June 30, 2021 and 2020, depreciation expenses were $12,147 and $10,543, respectively.

NOTE 5 – INCOME TAX AND DEFERRED TAX ASSETS

The Company and its subsidiaries and VIE have no presence in the United States and does not conduct business in the United States, so no United States income tax is imposed upon the Company and its subsidiaries and VIE.

MDJM was incorporated under the laws of the Cayman Islands. Under the current laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

MDJM Hong Kong was incorporated under the laws of Hong Kong and is subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, it is exempted from the Hong Kong income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. MDJM Hong Kong did not have significant activities in Hong Kong for the six months ended June 30, 2021 and 2020, respectively.

MDJM UK was incorporated in the UK under the Companies Act 2006 as a private company on October 28, 2020, and it is registered in England and Wales. A UK company is subject to UK corporation tax on its income profits and capital profits. The rate of corporation tax for all companies is currently 19%. MDJM UK has not commenced its business in the UK yet. There were no business activities for the six months ended June 30, 2021.

The Group conducts substantially all of its business through its VIE and subsidiaries of the VIE, the operating entities located in the PRC, and they are subject to PRC income taxes. The Group’s subsidiary and VIE in the PRC are subject to a standard tax rate of 25%. At the beginning of 2019, China State Administration of Taxation issued a new income tax abatement policy to small business with taxable income less than RMB 3 million, number of employees less than 300, and total assets less than RMB 50 million for the tax periods from January 1, 2019 to December 31, 2021. According to the new tax abatement policy, the income tax rate is reduced to 5% for small business with taxable income less than RMB 1 million, the income tax rate is reduced to 10% for small business with taxable income from RMB 1 million to RMB 3 million. For the six months ended June 30, 2021 and 2020, the Group is qualified to receive the above tax abatement.

The Group adopted ASC 740-10-25 Accounting for Uncertainty in Income Taxes and such adoption did not have any material impact on the accompanying consolidated financial statements. The Group through its Chinese subsidiary and VIE are principally engaged in the business located in the PRC and therefor, are subject to income taxes in the PRC. Tax regulations are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. All tax positions taken, or expected to be taken, continue to be more likely than not ultimately settled at the full amount claimed. The Company’s tax filings are subject to the PRC tax bureau’s examination for a period up to five years. The Company is not currently under any examination by the PRC tax bureau.

Deferred income tax assets are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.

Significant components of the Company’s deferred tax assets consisted of accounts receivable, net, accrued liabilities and valuation allowance. The deferred tax assets were $30,529 and $24,890 as of June 30, 2021 and December 31, 2020, respectively.

	June 30,	December 31,
	2021	2020
Deferred tax items
Accounts receivable, net	$13,282	$3,869
Accrued expenses	—	27,860
Loss carryforward	24,170	—
Valuation allowance	(6,923)	(6,839)
Deferred tax assets, net	$30,529	$24,890

The income tax benefit and provision for income tax for the six months ended June 30, 2021 and 2020 were summarized as follows:

	June 30,	June 30,
	2021	2020
Current	$—	$6,960
Deferred tax adjustment	(5,321)	3,469
(Income tax benefit) income tax	$(5,321)	$10,429

Reconciliation of the statutory income tax rate and the Company’s effective income tax rate for the six months ended June 30, 2021 and 2020, respectively, were as follows:

	June 30,	June 30,
China	2021	2020
Hong Kong statutory income tax rate	16.50%	16.50%
Valuation allowance recognized with respect to the loss in Hong Kong Company	-16.50%	-16.50%
PRC statutory income tax rate	25.00%	25.00%
Effect of income tax exemptions and reliefs in the PRC companies	-25.00%	-20.00%
Effect of valuation and deferred tax adjustments	3.14%	1.70%
Effective rate	3.14%	6.70%

Aggregate undistributed earnings of the Company’s subsidiaries, VIE and VIE’s subsidiaries located in the PRC that are available for distribution at June 30, 2021 and December 31, 2020 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of June 30, 2021 and December 31, 2020, the Company had not declared any dividends.

As of June 30, 2021 and December 31, 2020, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of June 30, 2021, income tax returns for the tax years ended December 31, 2016 through December 31, 2020 remained open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s unaudited condensed consolidated financial statements as of June 30, 2021. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next 12 months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $15,300) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The tax authority of the PRC government conducts periodic and tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of June 30, 2021 and December 31, 2020.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020

Payroll and social security payable	$230,955	$230,430
Bonus payable	47,044	820,140
Other payables and accrued liabilities	118,513	96,960
Total Accounts Payable and Accrued Liabilities	$396,512	$1,147,530

NOTE 7 – VAT AND OTHER TAXES PAYABLE

VAT and other taxes payable consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020

VAT payable	$147,247	$162,034
Surcharge and fees	19,168	21,339
Income tax payable	—	23,979
Total VAT and Other Taxes Payable	$166,415	$207,352

In May 2016, the business tax has been incorporated into VAT in China, which means there will be no more business or sales tax and accordingly some business operations previously taxed in the name of business tax will be taxed in the manner of VAT thereafter. The Company and subsidiaries are generally subject to a 6% VAT rate for its commission income.

Surcharge and fees payable include urban maintenance and construction tax payable, additional education tax payable, and local education tax payable.

NOTE 8 - LEASES

The Group leases all of its offices under various non-cancelable lease agreements that expire on various dates through 2023. The Group evaluates contracts entered into to determine whether the contract involves the use of property which is either explicitly or implicitly identified in the contract. The Group evaluates whether it controls the use of the asset, which is determined by assessing whether it obtains substantially all economic benefits from the use of the asset, and whether it has the right to direct the use of the asset. If these criteria are met and the Group has identified a lease, it would be accounted for under the requirements of ASC 842.

Upon the possession of a leased asset, the Group determines its classification as an operating or finance lease. All of its real estate leases are classified as operating leases. The Group’s real estate leases have initial terms ranging from one to five years. Renewal options are generally not recognized as part of the right-of-use assets and lease liabilities as it is not reasonably certain at commencement date that the Group would exercise the options to extend the lease. The Group’s real estate leases typically provide for fixed minimum rent payments. For operating leases that include rent holidays and rent escalation clauses, the Group recognize lease expenses on a straight-line basis over the lease term from the date it takes possession of the leased property.

The Group had one long-term lease which became effective on January 1, 2019, and which will be expired on December 31, 2023. The Group adopted new accounting standard ASC 842 effective January 1, 2019. The Group used 4.35%, the Chinese bank long-term lending annual rate for a typical five years lease as an incremental borrowing rate, in determining the present value of future lease payments. The same rate was used as the discount rate to measure the lease liability at January 1, 2019, the date of adoption. At initial measurement, the Group recorded a non-cash ROU asset of $479,744 (RMB3,342,278 translated at December 31, 2019 exchange rate, and a noncash lease liability of $479,744 (RMB3,342,278 translated at December 31, 2019).

A summary of operating lease right-of-use assets and liabilities as of June 30, 2021 and December 31, 2020 were as follows:

Operating Lease Assets	June 30,	December 31,
	2021	2020
Main offices operating lease assets - initial measurement	$479,744	$479,744
Less: accumulated amortization	(244,879)	(179,611)
Foreign exchange effects	37,829	19,695
Operating Lease Assets, net	$272,694	$319,828

Operating Lease Liabilities
Total operating lease liabilities - initial measurement	$479,744	$479,744
Accrued interest	39,674	31,394
Accumulated payment to liabilities	(284,553)	(263,755)
Foreign exchange effects	37,829	16,232
Total operating lease liabilities	272,694	263,615
Less: operating lease liabilities, current	(156,676)	(102,056)
Long-term Operating Lease Liabilities	$116,018	$161,559

During the six months ended June 30, 2021, the Company missed one scheduled rental payment (lease repayment) and current lease liabilities increased as a result.

The following table summarizes the maturity of lease liabilities under operating lease as of June 30, 2021:

For the years ended	Operating Leases
June 30, 2022	$170,733
June 30, 2023	113,822
Total minimum payments	284,555
Less: imputed interest	(11,861)
Total operating lease liabilities	$272,694

The Group will lease temporary office spaces used for ongoing projects based on the needs. These leases are normally with terms of 12 months or less, and an option of renewing. Due to the temporary nature of these office spaces, the Group typically only includes the initial lease term in its assessment of a lease arrangement. Options to extend a lease are not included in the Group’s assessment unless there is reasonable certainty that the Group will renew the lease. The Group elected not to recognize on the balance sheet for leases with terms of 12 months or less. The lease expenses recognized for such leases are on a straight-line basis over the lease terms. Such operating lease expenses amounted to $0 and $3,819, respectively, for the six months ended June 30, 2021 and 2020.

For the six months ended June 30, 2021 and 2020, total operating lease expenses amounted to $59,658, $56,070, respectively.

NOTE 9 – SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company is authorized to issue up to 50,000,000 ordinary shares, par value $0.001 per share. On January 26, 2018, MDJM issued 10,380,000 ordinary shares to entities controlled by the shareholders of Mingda Tianjin.

Pursuant to a registration statement filed with the SEC and declared effective by the SEC on November 13, 2018, the Company completed the first closing of the Initial Public Offering ("IPO") of its ordinary shares on December 26, 2018. A total of 1,241,459 ordinary shares were sold at a price of $5 per share to the public at the first closing. The Company received a total of $6,207,295 in gross proceeds from its first closing of the IPO. In connection with this public offering, the Company incurred direct offering costs of $2,103,816, which included audit, legal, consulting, commission, and other expenses. Per ASC 505, the Company classified these direct offering costs in the equity section to offset additional paid in capital.

On January 4, 2019, the Company completed the second closing of its IPO. A total of 19,361 additional ordinary shares were issued at a price of $5 per share. The total proceeds of this second closing were $96,805. There was a total of $26,399 direct cost in connection with the second closing.

On August 20, 2020, the Board of Directors of MDJM approved to offer and sell an aggregate of 34,396 ordinary shares at $3.3 per share in reliance on the exemption under Rule 902 of Regulation S promulgated under the Securities Act of 1933, as amended ("Regulation S"). The proceeds are intended for working capital and general corporate purposes. The offering was closed on August 20, 2020 and the Company received gross proceeds of $113,507.

Underwriter Warrants

Pursuant to the IPO Agreement, the Company agreed to grant the underwriter of its IPO, Network 1 Financial Securities, Inc. (“NETW”), underwriter warrants equal to 10% of the total number of the Company’s ordinary shares being sold in the IPO, at the closing of the IPO. The underwriter’s warrants were non-exercisable for six months after the closing of the offering and will expire five years after the effective date of the registration statement. The underwriter’s warrants are exercisable at a price equal to 125% of $5, the public offering price in the IPO. The underwriter’s warrants are not redeemable. The underwriter’s warrants provide for cashless exercise and contain provisions for on demand registration of the sale of the underlying ordinary shares at the Company’s expense and unlimited “piggyback” registration rights for a period of five years after the closing of the IPO at the Company’s expense. The Company sold 1,241,459 and 19,361 ordinary shares at the closings of its IPO on December 26, 2018, and January 4, 2019, respectively. A total of 126,082 underwriter’s warrants were issued on January 4, 2019. The Underwriter’s warrants were valued at $1.51 per warrant using Black-Scholes Model. A risk-free rate of 4.35% per annum and volatility of 35% were used in the Black-Scholes Model calculation. The total value of underwriter warrants amounted to $190,384. The underwriter warrants were classified as equity and credit to the additional paid-in capital-underwriter cost account, which was offset by the same amount recorded as additional paid-in capital-underwriter cost.

NOTE 10 - NONCONTROLLING INTEREST

Noncontrolling interest are classified as a separate line item in the equity section and disclosures in the Group’s condensed consolidated financial statements have distinguished the interest of the Group from the interest of the noncontrolling interest holder. Xishe Xianglin (Tianjin) Business Operation & Management Co. Ltd. was 49%owned by an unrelated third party as of June 30, 2021 and December 31, 2020.

Amount
Noncontrolling interest at December 31, 2019	$(178,806)
Net loss attributable to noncontrolling interest - 2020	(4,146)
Foreign currency translation adjustment attributable to noncontrolling interest	9,132
Noncontrolling interest at December 31, 2020	$(173,820)
Net loss attributable to noncontrolling interest - six months ended June 30, 2021	(125)
Foreign currency translation adjustment attributable to noncontrolling interest	11,466
Noncontrolling interest at June 30, 2021	$(162,479)

NOTE 11 - STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC at each year-end). The statutory surplus reserve fund is non-discretionary other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issuance is not less than 25% of the registered capital before the conversion.

The statutory reserve of Mingda Tianjin amounted to $327,140 as of June 30, 2021 and December 31, 2020.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Country Risk

As the Group’s principal operations are currently conducted in the PRC, it is subject to considerations and risks not typically associated with companies in North America and Western Europe. These risks include, among others, risks associated with the political, economic, and legal environments and foreign currency exchange limitations encountered in the PRC. The Group’s results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Group’s transactions in the PRC are denominated in RMB, which must be converted into other currencies before remittance from the PRC. Both conversion of RMB into foreign currencies and remittance of foreign currencies abroad subject to the regulations of foreign currency governed by the PRC regulatory agents.

Service Contract

On December 25, 2019, the Company signed a one-year Investor Relations Agreement ("IR Agreement II") with Weitian Group LLC. ("Weitian"). Pursuant to the IR Agreement II, Weitian would act as an investor counsel and provide related services to MDJM from January 1, 2020 to December 31, 2020. IR Agreement II will be automatically renewed for consecutive twelve-month terms unless it is terminated or replaced with another agreement. As a consideration, the Company will pay $4,000 per month to Weitian. Either party may terminate the IR Agreement II by providing a written notice ten days before the date of termination.

Legal Proceeding

Except for the following disclosure, we are currently not a party to any litigation of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

The Group will file a civil complaint in local District’s court if there is a dispute on accounts receivable with customers. Historically, the Group usually wins the civil complaint and receives the amount judged by court. Followings are the summarization of total closed civil complaints in 2021 as of August 31, 2021.

	Amount by	Amount by
Case	Filing Date	court in US$	Status
1	12/3/2020	263,256	Received full amount, case closed on 03/19/2021
2	6/24/2020	183,263	Received full amount, case closed on 06/10/2021
3	3/16/2021	15,792	Received full amount, case closed on 06/21/2021
4	3/16/2021	29,840	Received full amount, case closed on 08/16/2021
5	3/16/2021	31,171	Received full amount, case closed on 08/16/2021
6	3/16/2021	12,389	Received full amount, case closed on 05/31/2021
7	3/16/2021	49,554	Received full amount, case closed on 05/31/2021
		585,265

On March 2, 2021, the Group filed a civil complaint in Hongqiao District People’s Court, Tianjin City (the “Hongqiao Court”), alleging a breach of contracts against Tianjin Chengkai Real Estate. Ltd. (“Chengkai”). The total claimed amount is $76,088 (RMB491,343 translated at June 30, 2021 exchange rate). The case is ongoing.

NOTE 13 – RELATED PARTY TRANSACTIONS

On January 26, 2018, MDJM issued 10,380,000 ordinary shares to its beneficial owners, including some of its executive officers and directors indirectly, in connection with entering into the VIE contractual arrangements, in a private transaction under Cayman Island laws, with 10,200,000 ordinary shares issued to MDJH LTD, an entity 100% controlled by Siping Xu, MDJM’s CEO, chairman of the board, and director, 10,000 ordinary shares issued to CANDM LTD, an entity 100% controlled by Yang Li, MDJM’s director, and 10,000 ordinary shares issued to MNCC LTD, an entity 100% controlled by Mengnan Wang, MDJM’s CFO.

MDJM conducts real estate services business through Mingda Tianjin, a VIE that it controls through a series of contractual arrangements between its PRC subsidiary, Mingda Beijing, and Mingda Tianjin. The shareholders of Mingda Tianjin include but are not limited to MDJM’s principal shareholder, Mr. Siping Xu. Such contractual arrangements provide MDJM (i) the power to control Mingda Tianjin, (ii) the exposure or rights to variable returns from its involvement with Mingda Tianjin, and (iii) the ability to affect those returns through use of its power over Mingda Tianjin to affect the amount of its returns.

NOTE 14 – SUBSEQUENT EVENTS

Agreement on Joint Venture

On August 4, 2021, MDJM, through its wholly owned subsidiary, MDJM UK, entered into a Joint Venture Shareholders’ Agreement (the “Agreement”) with Ocean Tide Wealth Limited, a specialist mortgage broker and a company incorporated and registered in England and Wales (“Ocean Tide”), and Mingzhe Zhang (together with MDJM UK and Ocean Tide, the “Parties”). The Agreement specified the terms and conditions according to which the Parties will exercise their rights in relation to a newly-established joint venture company in England and Wales, Mansions Estate Agent Ltd (“Mansions Estate”), of which MDJM UK holds 51% of the equity interests. The business of Mansions Estate is residential property management and real estate agencies (the “Business”). Pursuant to the Agreement, MDJM UK will be responsible for the promotion of the Business in the PRC and Mansions Estate’s cooperation with the landlords in relation to the Business; Ocean Tide will carry out operational procurement of and promotion of the Business in the UK and the recruitment of Mansions Estate in the UK; and Mingzhe Zhang will be responsible for sourcing clients to Mansions Estate. MDJM UK agreed to (i) deposit approximately $346,000 (£250,000) in cash to a certain escrow account (the “Escrow Account”) as soon as reasonably practical after signing the Agreement (the “First Tranche A Capital”) and (ii) pay another approximately $346,000 (£250,000) to the Escrow Account or Mansions Estate’s bank account within four calendar months from the date on which the First Tranche A Capital is deposited to the Escrow Account.

Dissolution of Xishe (Tianjin) Culture and Media Co., Ltd.

On August 17, 2021, Xishe (Tianjin) Culture and Media Co., Ltd. (“Xishe Culture”), a subsidiary of Mingda Tianjin, was dissolved. Xishe Culture was formed on July 25, 2018. The major revenue source of Xishe Culture was consulting service fees. Xishe Culture’s revenue was approximately 1.8% of the total revenue of the Group in the year ended December 31, 2020, and 1.3% of the total revenue of the Group in the six months ended June 30, 2021. The dissolution of Xishe Culture did not have a major effect on the Group’s operations and financial results.